CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
JULY 31, 2009, 2008 AND 2007

(Expressed in United States Dollars, unless otherwise stated)

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Quartz Mountain Resources Ltd.

We have audited the consolidated balance sheets of Quartz Mountain Resources Ltd. as at July 31, 2009 and 2008 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended July 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2009 and 2008 and the results of its operations and cash flows for the years ended July 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

October 9, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated October 9, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

October 9, 2009

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars unless otherwise stated)

	July 31	July 31
	2009	2008

ASSETS

Current assets
Cash and cash equivalents	$391,040	$591,336
Amounts receivable and prepaids	32,686	15,709
Amounts due from a related party (note 7)	–	5,465
	423,726	612,510

Mineral property interests (note 5)	1	1

	$423,727	$612,511

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$20,722	$20,519
Amounts due to a related party (note 7)	35,116	–
	55,838	20,519
Shareholders' equity
Share capital (note 6)	21,269,046	21,269,046
Deficit	(20,901,157)	(20,677,054)
	367,889	591,992

	$423,727	$612,511

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Rene G. Carrier	/s/ Brian F. Causey

Rene G. Carrier	Brian F. Causey
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in United States Dollars, unless otherwise stated)

	Years ended July 31
	2009	2008	2007
Expenses and other
Foreign exchange loss (gain)	$55,267	$(29,874)	$(25,873)
Interest income	(4,451)	(24,465)	(35,741)
Legal, accounting and audit	24,521	34,779	21,689
Mineral property investigations	7,593	–	325,856
Office and administration	113,587	93,070	89,607
Regulatory, trust and filing	27,586	33,001	23,326

Loss and comprehensive loss for the year	$224,103	$106,511	$398,864

Basic and diluted loss per common share	$0.02	$0.01	$0.03

Weighted average number of common shares outstanding	13,399,426	13,399,426	13,399,426

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Shareholders' Equity
(Expressed in United States Dollars, unless otherwise stated)

	Year ended		Year ended		Year ended
	July 31, 2009		July 31, 2008		July 31, 2007

	Number of		Number of		Number of	Amount
Share capital	shares	Amount	shares	Amount	shares
Balance at beginning and end of the year	13,399,426	$21,269,046	13,399,426	$21,269,046	13,399,426	$21,269,046

Deficit
Balance at beginning of the year		(20,677,054)		(20,570,543)		(20,171,679)
Loss for the year		(224,103)		(106,511)		(398,864)
Balance at end of the year		$(20,901,157)		$(20,677,054)		$(20,570,543)

TOTAL SHAREHOLDERS' EQUITY		$367,889		$591,992		$698,503

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars, unless otherwise stated)

	Years ended July 31
Cash and cash equivalents provided by (used in)	2009	2008	2007

Operating activities
Loss for the year	$(224,103)	$(106,511)	$(398,864)
Changes in non-cash working capital items
Amounts receivable and prepaids	(16,977)	22,665	(29,452)
Accounts payable and accrued liabilities	203	6,111	(2,256)
Amounts due from/(to) related parties	40,581	5,194	23,018
	(200,296)	(72,541)	(407,554)

Decrease in cash and cash equivalents during the year	(200,296)	(72,541)	(407,554)

Cash and cash equivalents, beginning of year	591,336	663,877	1,071,431

Cash and cash equivalents, end of year	$391,040	$591,336	$663,877

Components of cash and cash equivalents are as follows:
Cash	$391,040	$37,920	$(88)
Commercial paper	–	37,911	61,992
Government treasury bills	–	515,505	–
Bankers acceptances	–	–	601,973
	$391,040	$591,336	$663,877

Supplemental disclosure:
Interest paid during the year	$–	$–	$–
Income taxes paid during the year	$–	$–	$–

There were no significant non-cash transactions during the years ended July 31, 2009, 2008 and 2007.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2009 and 2008, 2007
(Expressed in United States Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is a Canadian public company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has a history of losses and no operating revenue, other than interest income. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. There can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows in the future. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which may differ significantly from the going concern basis. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and have been reconciled to United States generally accepted accounting principles in note 10. These consolidated financial statements include the accounts of (i) Quartz Mountain Resources Ltd., (ii) Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and (iii) Wavecrest Resources Inc., a wholly-owned subsidiary of Quartz Mountain Gold Inc., incorporated in the State of Delaware.

All material intercompany balances and transactions have been eliminated upon consolidation.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

At July 31, 2009, the Company held Canadian-dollar-denominated cash and equivalents totaling Cdn$131,826 (2008 – Cdn$543,279).

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2009 and 2008, 2007
(Expressed in United States Dollars, unless otherwise stated)

(b)	Mineral property interests

Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the estimated fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred.

Exploration expenses incurred prior to determination of the feasibility of mining operations, including periodic option payments and administrative expenditures are expensed as incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

(c)	Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset value which is amortized over the remaining service life of the asset being retired. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

The Company also reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company has no material asset obligations as at July 31, 2009, and 2008.

(d)	Foreign currency translation

The Company considers its functional currency to be the United States dollar.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into United States dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2009 and 2008, 2007
(Expressed in United States Dollars, unless otherwise stated)

(e)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(f)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date that shares are issued pursuant to the relevant agreement.

(g)	Stock-based compensation

The Company has a share option plan which is described in note 6(b). The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of shares that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Consideration received by the Company upon the exercise of share purchase options and warrants, and the stock-based compensation previously credited to contributed surplus related to such options and warrants, is credited to share capital.

During the years ended July 31, 2009, 2008 and 2007, no stock options were granted.

(h)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2009 and 2008, 2007
(Expressed in United States Dollars, unless otherwise stated)

options and warrants are used to repurchase common shares at the average market price during the period.

(i)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairment of asset values, reclamation obligations, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(j)	Segment disclosures

The Company is currently operating in a single segment – the acquisition and exploration of mineral properties.

(k)	Financial instruments

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

• Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

• Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income (loss) until the asset is removed from the balance sheet.

• Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings (loss) in the period in which they arise.

•

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings (loss) in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

• Cash and equivalents are classified as held for trading financial instruments and are measured at fair value due to their short term nature and availability for prompt liquidation.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2009 and 2008, 2007
(Expressed in United States Dollars, unless otherwise stated)

•	Amounts receivable and amounts due from a related party are classified as loans and receivables and are measured initially at fair value and subsequently measured at amortized cost.

•

Accounts payable and accrued liabilities and amounts due to a related party are classified as other financial liabilities and are measured initially at fair value and subsequently measured at amortized cost.

(l)	Comprehensive income (loss)

Comprehensive income is the change in the Company’s shareholders’ equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings (loss), such as unrealized gains or losses on available-for-sale investments. Certain gains and losses that would otherwise be recorded as part of net earnings are presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.  Comprehensive income and its components are presented in a separate financial statement that is displayed with the same prominence as the other financial statements. As at July 31, 2009 and 2008, the Company had no accumulated other comprehensive income and for the years ended July 31, 2009, 2008 and 2007, comprehensive income (loss) equals net income.

4.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly Adopted Accounting Policies

(i)          Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can find suitable projects for the benefit of its shareholders and other stakeholders. The Company considers the components of shareholders' equity, as well as its cash and cash equivalents and debt (if any), as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Since the Company is in the exploration stage, the Company may issue new shares through private placements in order to maintain or adjust its capital structure.

The Company's cash resources at July 31, 2009 are sufficient for its present needs, specifically to continue planned project investigation and administrative operations for at least the next twelve months.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2009 and 2008, 2007
(Expressed in United States Dollars, unless otherwise stated)

There were no changes to the Company's approach to capital management during the year ended July 31, 2009. The Company is not subject to any externally imposed capital requirements as at July 31, 2009.

	(ii)	Amendments to Section 1400 – Going Concern

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to the Company’s fiscal year ended July 31, 2009. Refer to note 1 of these financial statements for the relevant disclosure.

	(iii)	EIC 173 – Credit Risk and the Fair value of Financial Assets and Financial Liabilities

The AcSB issued EIC-173 which requires the Corporation to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. This standard applies for interim and annual financial statements for periods ending on or after January 20, 2009 and is required to be applied retrospectively without restatement of prior periods.

	(iv)	EIC 174 – Mining Exploration Costs

The AcSB issued EIC-174, "Mining Exploration Costs" which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The standard applies to financial statements issued after March 27, 2009.

(b)	Accounting Standards Issued But Not Yet Adopted

	(i)	International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that IFRS will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on or after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities. Due to the Company’s July 31 fiscal year, the mandatory transition date for the Company is August 1, 2011 with the restatement of amounts reported by the Company for the year ended July 31, 2011 for comparative purposes. If the Company elects to early adopt IFRS, the transition date will be August 1, 2009 or August 1, 2010 with the restatement of amounts reported by the Company for the year ended July 31, 2009 or July 31, 2010 for comparative purposes. The Company has begun assessing the adoption of IFRS for 2011 as well as the merits of early adoption.

	(ii)	Section 3064 – Goodwill and Intangibles

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

	(iii)	Business Combinations, Consolidated Financial Statements, and Non-Controlling

Interests

The AcSB issued CICA sections 1582 "Business Combinations", 1601 "Consolidated Financial Statements", and 1602 "Non-Controlling Interests" which superseded current sections 1581 "Business Combinations" and 1600 "Consolidated Financial Statements". These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these sections before January 1, 2011, it is required to

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2009 and 2008, 2007
(Expressed in United States Dollars, unless otherwise stated)

disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

5.	MINERAL PROPERTY INTERESTS

	Years ended July 31
	2009	2008
Quartz Mountain Property
Net smelter royalty	$1	$1

Quartz Mountain (“Angel’s Camp”) Property – Oregon, USA

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Quartz Mountain property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge") for 300,000 common shares of Seabridge, 200,000 common share purchase warrants of Seabridge, cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Quartz Mountain (subsequently renamed “Angel’s Camp”) property. In 2003, Seabridge optioned a 50% interest in the property to Quincy Gold Inc., which later changed its name to Golden Predator Mines Inc., which in turn became Golden Predator Royalty & Development Corporation.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2009 and 2008, 2007
(Expressed in United States Dollars, unless otherwise stated)

6.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value and an unlimited number of preferred shares, without par value.

(b)	Share purchase options

On January 19, 2007, the Company amended its existing share purchase option compensation plan. The amended plan allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants (previously, the Company was allowed to grant up to 1,900,000 share purchase options). The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the NEX Exchange on the day prior to the date of the grant of the option, less any allowable discounts.

As at July 31, 2009, no share purchase options had been granted under the Company’s Share Purchase Option Plan. Accordingly, there were no stock options outstanding as at July 31, 2009, 2008, and 2007.

7.	RELATED PARTY BALANCES AND TRANSACTIONS

Amounts due from (to) a related party	As at
	July 31	July 31
	2009	2008
Hunter Dickinson Services Inc.	$(35,116)	$5,465

Transactions	Years ended July 31
	2009	2008	2007
Services rendered and expenses reimbursed
Hunter Dickinson Services Inc.	$127,153	$95,754	$417,768

Related party balances receivable or payable arise from advances by the Company for current and expected future services rendered to, or costs incurred on behalf of, the Company by Hunter Dickinson Services Inc. (“HDSI”). The related party balances are non-interest bearing and due on demand. HDSI is a private company owned equally by several public companies, one of which is the Company. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, by signed agreements. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2009 and 2008, 2007
(Expressed in United States Dollars, unless otherwise stated)

Services rendered by and expenses reimbursed to HDSI for the years ended July 31, 2009, 2008 and 2007 are related to the reimbursement of travel expenses, office and administration services and geological consulting services for property investigation activities.

8.	FINANCIAL INSTRUMENTS

(a)	Fair Value of Financial Instruments

The carrying amounts of the Company’s cash and cash equivalents, amounts receivable, balances due to/receivable from a related party, accounts payable and accrued liabilities approximate their fair values.

(b)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

	(i)	Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, accounts receivable and balances receivable from a related party. The Company limits the exposure to credit risk by only investing its cash and cash equivalents with high credit quality financial institutions and in government treasury bills. The carrying value of the Company’s cash and cash equivalents and accounts receivable represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

	(ii)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short term cash requirements. The Company’s cash and cash equivalents are invested in business accounts, bankers’ acceptances and in government treasury bills which are available on demand for the Company’s programs.

	(iii)	Foreign Exchange Risk

The Company is exposed to foreign exchange risk as its operating expenses are primarily incurred in Canadian dollars. The results of the Company’s operations are subject to currency transaction

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2009 and 2008, 2007
(Expressed in United States Dollars, unless otherwise stated)

risk and currency translation risk. The operating results and financial position of the Company are reported in United States dollars in the Company’s consolidated financial statements. The fluctuation of the Canadian dollar in relation to the United States dollar will consequently have an impact upon the losses incurred by the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure of the Company’s cash and cash equivalents, amounts receivable and amounts receivable from a related party to foreign exchange risk is as follows:

Currency	July 31, 2009		July 31, 2008
	Foreign		Foreign
	currency	Amount in	currency	Amount in
	amount	US dollars	amount	US dollars
Canadian Dollar
Cash and cash equivalents	$131,826	$122,344	$543,279	$569,432
Amounts receivable	10,413	9,664	8,240	8,047
Amounts due from a related
party	–	–	5,596	5,465
Total financial assets	$142,239	$132,008	$557,115	$582,944

The exposure to foreign exchange risk of the Company’s accounts payable and accrued liabilities, and amounts due to a related party is as follows:

Currency	July 31, 2009		July 31, 2008
	Foreign		Foreign
	currency	Amount in	currency	Amount in
	amount	US dollars	amount	US dollars
Canadian Dollar
Accounts payable and accrued
liabilities	$22,327	$20,722	$21,011	$20,519
Amounts due to a related party	37,837	35,116	–	–
Total financial liabilities	$60,164	$55,838	$21,011	$20,519

(iv)          Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2009 and 2008, 2007
(Expressed in United States Dollars, unless otherwise stated)

9.	INCOME TAXES

At July 31, 2009, the Company had estimated income tax losses available for application against future years’ taxable income of approximately $95,000 (2008 – $182,000) in the United States which, if unused, will predominantly expire between fiscal years ending 2010 and 2022. The Company also has tax losses in Canada of approximately $1,148,000 (2008 – $1,015,000), which if unused, will expire between fiscal 2010 and 2029. The Company also has resource allowance expenditures and capital asset deductions of approximately $3,377,000 (2008 – $3,554,000) and $105,000 (2008 – $111,000), respectively, which carry forward indefinitely. Because of the uncertainty regarding the Company's ability to utilize these amounts in future years, an allowance equal to the amount of the tax asset relating to these amounts has been provided.

A reconciliation of income tax expense at the statutory rate of 30.21% (2008 – 32.59%, 2007 – 34.95%) with reported taxes is as follows:

	Years ended July 31
Income tax expense	2009	2008	2007

Loss before income taxes	$(224,103)	$(106,511)	$(398,864)

Income tax recovery at statutory rates	(68,000)	(35,000)	(148,000)
Permanent differences	17,000	(10,000)	–
Change in future tax rate	47,000	189,000	–
Statutory rate differential	2,000	12,000	–
Foreign exchange	66,000	(58,000)	–
Change in valuation allowance	(90,000)	(314,000)	140,000
Losses expired	26,000	195,000	–
Non-deductible items	–	21,000	8,000
Net income taxes (recovery)	$–	$–	$–

Amounts of future tax assets and liabilities are as follows:

	As at July 31
Future tax assets and liabilities	2009	2008
Tax benefit of:
Losses carried forward – Canada	$287,000	$264,000
Losses carried forward – United States	33,000	63,000
Resource allowance	844,000	924,000
Property and equipment	26,000	29,000
	1,190,000	1,280,000
Valuation allowance	(1,190,000)	(1,280,000)
Future income tax asset (liability)	$–	$–

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2009 and 2008, 2007
(Expressed in United States Dollars, unless otherwise stated)

10.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material aspects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).  Had the Company followed US GAAP, certain items on the balance sheets and the statements of operations, shareholders’ equity and cash flows would have been reported as below:

Consolidated statements of operations

	Years ended July 31
	2009	2008	2007
Loss for the year, Canadian GAAP and US
GAAP	$(224,103)	$(106,511)	$(398,864)
Mineral property acquisition costs	–	–	–
Basic and diluted loss per common share,
Canadian and US GAAP
	$(0.02)	$(0.01)	$(0.03)
Weighted average shares outstanding,
basic and diluted, Canadian GAAP and US
GAAP	13,399,426	13,399,426	13,399,426

Consolidated balance sheets

	As at	As at
	July 31, 2009	July 31, 2008

Total assets, Canadian GAAP	$423,727	$612,511
Mineral property interests expensed per US GAAP	(1)	(1)
Total assets – US GAAP	$423,726	$612,510

Current liabilities, Canadian GAAP and US GAAP	$55,838	$20,519

Shareholders’ equity, Canadian GAAP	367,889	591,992
Mineral property interests	(1)	(1)
Shareholders’ equity, US GAAP	367,888	591,991

Total liabilities and shareholders’ equity, US GAAP	$423,726	$612,510

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2009 and 2008, 2007
(Expressed in United States Dollars, unless otherwise stated)

Consolidated statements of cash flows

	Years ended July 31
	2009	2008	2007

Cash flows used in operating activities,
Canadian and US GAAP	$(200,296)	$(72,541)	$(407,554)

Cash flows provided by financing activities,
Canadian and US GAAP	–	–	–

Decrease in cash and cash equivalents during the
year	(200,296)	(72,541)	(407,554)
Cash and cash equivalents, beginning of year	591,336	663,877	1,071,431
Cash and cash equivalents, end of year	$391,040	$591,336	$663,877

(a)          Mineral properties

Under Canadian GAAP, the Company accounts for mineral properties as described in note 3(b).

Costs of acquiring mining properties are capitalized upon acquisition. Mine development costs incurred either to develop new ore deposits, expand the capacity of mines, or to develop mine areas substantially in advance of current production are also capitalized once proven and probable reserves exist and the property is a commercially mineable property. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. The Company evaluates the carrying value of capitalized mining costs and related property, plant and equipment costs, to determine if these costs are in excess of their net recoverable amount whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

(b)          Other presentation items

Pursuant to US GAAP, the Company would be considered an exploration stage company as it is devoting its efforts to establishing a commercially viable mineral property. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in these consolidated financial statements.

(c)           Income tax

FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN48)

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2009 and 2008, 2007
(Expressed in United States Dollars, unless otherwise stated)

FIN 48 prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

(d)         Impact of recent United States accounting pronouncements:

(i)

Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. The adoption of this statement by the Company during the year ended July 31, 2009 did not result in a material impact on its consolidated financial statements.

(ii)

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Included an amendment of SFAS No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. The Company adopted this statement during the year ended July 31, 2009 and has indicated those financial instruments that are measured at fair value in note 8.

(iii)

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“SFAS 161”). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. As the Company currently does not engage in hedging activities or derivative financial instruments, the adoption of FASB No. 161 did not result in any additional financial statement disclosure.

(iv)

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). The new statement identifies the sources of accounting principles and the framework for selecting the principles used in preparing the financial statements of nongovernmental entities that are presented in conformity with U.S. generally accepted accounting principles. SFAS No. 162 became effective on November 13, 2008 and did not result in a material impact on the Company's consolidated financial position or results of operations.

(v)
In May 2009, the FASB issued SFAS No. 165 "Subsequent Events" ("SFAS 165"). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (3) the disclosures that an entity should make about events or transactions that occur after the balance sheet date. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009. The Company has evaluated subsequent events through to October 9, 2009. The adoption of SFAS 165 is not expected to have a material effect on the Company’s financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2009 and 2008, 2007
(Expressed in United States Dollars, unless otherwise stated)

(e)	United States accounting pronouncements not yet effective

(i)

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the non- controlling interest in a subsidiary (previously referred to as minority interests). SFAS 160 requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS 160, the Company would be required to report any non- controlling interests as a separate component of stockholders' equity. The Company would also be required to present any net income allocable to non- controlling interests and net income attributable to the stockholders of the Company separately in its consolidated statements of operations. SFAS 160 is effective for the Company’s 2010 fiscal year, except for the presentation and disclosure requirements, which will be applied retroactively.

(ii)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, (“SFAS 141(R)”). SFAS 141(R) amends the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. It expands the definition of a business and a business combination; requires recognition of assets acquired, liabilities assumed, and contingent consideration at their fair value on the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination and expensed as incurred; requires in-process research and development to be capitalized at fair value as an intangible asset; and requires that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for the Company’s 2010 fiscal year. The Company will apply SFAS 141(R) prospectively to all business combinations subsequent to July 31, 2009.

(iii)

In February 2008, the FASB issued FASB Staff Position ("FSP") SFAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP SFAS 157-2"). FSP SFAS 157-2 delays the effective date of SFAS No. 157, "Fair Value Measurements" ("SFAS 157") to fiscal years beginning after November 15, 2008 for all non financial assets and non financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. As a result of adoption of FSP SFAS 157-2, the Company will adopt SFAS 157 for non financial assets and non financial liabilities in fiscal 2010. Although the Company will continue to evaluate the application of SFAS 157 to non financial

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2009 and 2008, 2007
(Expressed in United States Dollars, unless otherwise stated)

assets and nonfinancial liabilities, the Company does not expect the adoption of SFAS 157 with respect to non financial assets and non financial liabilities will have a material impact on its consolidated results of operations, cash flows or financial position.

(iv)

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” ("FSP EITF 03-6-1"). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain non-forfeitable rights to dividends are participating securities and should be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for the Company’s 2010 fiscal year. The Company is currently reviewing the provisions of this standard but does not expect the adoption of FSP EITF 03-6-1 to have a material effect on its consolidated results of operations, cash flows or financial position.

(v)

In June 2008, the FASB issued EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock for purposes of determining whether the appropriate accounting treatment falls under the scope of SFAS 133, "Accounting For Derivative Instruments and Hedging Activities" and/or EITF 00-19, "Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". EITF 07-5 is effective for financial statements issued for the Company’s 2010 fiscal year. The Company is currently reviewing the provisions of this standard but does not expect the adoption of EITF 07-5 to have a material effect on its consolidated results of operations, cash flows or financial position.

(vi)

In June 2009, the FASB issued SFAS No. 168 "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162". The FASB Accounting Standards Codification ("Codification") will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in SFAS 168. All other accounting literature not included in the Codification is non-authoritative. The Company is evaluating the impact the adoption of SFAS 168 will have on its financial statements.